PARAMOUNT RESOURCES LTD.
Calgary, Alberta

October 19, 2006

NEWS RELEASE: PARAMOUNT  RESOURCES LTD. PLANS MAJOR NORTHERN  CANADA INITIATIVE

Paramount Resources Ltd. (TSX: POU) is pleased to announce its plans for a major exploratory initiative in Northern Canada.

Paramount recently entered into a comprehensive, area wide farm-in agreement with Chevron Canada Limited and BP Canada Energy Company respecting Mackenzie Delta, Northwest Territories exploratory properties EL 394, EL 427 and Inuvik Concession Blocks 1 and 2, covering approximately 412,500 hectares, an area about three-quarters the size of Prince Edward Island. Under the agreement, the farm-in company becomes the operator and can earn a 50% interest in the properties by drilling 11 wells and shooting a specified amount of 3D seismic over a period of 4 years as well as making any required extension payments to the lessor during that period. Upon satisfying the drilling commitments under the agreement in full, a 50% interest in the discoveries previously made at Langley K-30, Olivier H-01 and Ellice I-48 in the Mackenzie Delta also will be earned. The Langley and Ellice discovery wells were production tested at rates of 18 and 34 MMcf/d, respectively. The production test results from the Olivier well are currently confidential. Chevron Canada Limited submitted a Significant Discovery Application for the Langley discovery and is preparing Significant Discovery Applications for Ellice and Olivier. Chevron Canada Limited was the prior operator of the farm-in properties and under the farm-in agreement will continue as operator through this winter's drilling season. If the drilling commitments under the farm-in agreement are not satisfied in full, a smaller interest in the properties will be earned without earning in these discoveries. A natural gas resource evaluation (the "Mackenzie Evaluation") prepared by independent petroleum engineers for regulatory hearings in respect of the proposed Mackenzie Valley pipeline(1) estimates an undiscovered resource potential in the onshore and shallow water portion of the Mackenzie Delta, which consists of approximately 2.9 million hectares, of up to 21.3 Tcf of gas in place (high case).

Paramount has been exploring for and developing oil and natural gas in the far north of Canada for 27 years. Paramount's Colville Lake natural gas properties within the Mackenzie Valley cover approximately 600,000 hectares (approximately 385,000 hectares net to Paramount). Paramount and its joint venture partner have drilled ten wells to date, of which eight have been cased and two have been abandoned. Approximately $80 million in net capital expenditures have been made at Colville Lake by Paramount. Paramount recently received the results of an updated evaluation prepared by McDaniel & Associates Consultants Ltd., independent petroleum engineers, of the Nogha discovery made by Paramount and its joint venture partner at Colville Lake. The evaluation, which is as of September 1, 2006, estimates Paramount’s share of Raw Contingent Resources(2) at the Nogha discovery to be 56 Bcf (mid case) and 182 Bcf (high case). The Nogha C-49 and M-17 discovery wells were production tested at combined rates from the Mt. Clark A and C zones of 5.1 and 3.5 MMcf/d, respectively.  The Mackenzie Evaluation estimates an undiscovered resource potential for the Colville Lake Cambrian sandstone, which covers approximately 5.3 million hectares in the Mackenzie Valley, of up to 8.6 Tcf of gas in place (high case).

Paramount supports the development of the proposed Mackenzie Valley pipeline and believes that Paramount's entering into the Mackenzie Delta farm-in agreement demonstrates confidence in, and will provide a positive contribution to, the proposed pipeline’s success.

Paramount's board of directors has approved in principle a proposed spinout transaction which would result in future activities relating to Paramount's Mackenzie Delta and Colville Lake interests being carried on by a newly created public corporation ("Newco") initially owned by Paramount and its shareholders. It is intended that those interests and other minor interests in producing properties be transferred to Newco and that Paramount's shareholders (other than its U.S. shareholders due to U.S. securities laws) be given the opportunity to purchase additional shares and warrants of Newco. The details of the proposed spinout transaction, including the number and type of Newco securities which Paramount and its shareholders would receive and be entitled to acquire, have not been finalized. A stock exchange listing of the Newco shares and warrants will be sought. The transaction will be subject to the receipt of all required shareholder, court and regulatory approvals as well as third party consents. It is anticipated that the transaction will be effected under a plan of arrangement which is targeted for completion prior to year end.

It is intended that Newco would pursue the acquisition of additional interests in the Mackenzie Delta and Mackenzie Valley and become a major producer into the proposed Mackenzie Valley pipeline. Clayton H. Riddell will be the initial Chief Executive Officer of Newco, with the other officers and directors of Newco to be determined. Newco will operate as a separate corporation from Paramount; however, Paramount is expected to provide certain services to Newco until such time as Newco is able to obtain its own personnel.

Paramount believes that the Mackenzie Delta farm-in agreement provides an outstanding window of opportunity, and Paramount's board has endorsed the spinout transaction as the appropriate financing structure to take advantage of this opportunity. Paramount believes that the spinout transaction will enhance value for its shareholders and better align the risks and returns associated with Paramount's existing assets.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount's common shares are listed on the Toronto Stock Exchange under the symbol "POU".

For further information, please contact:

Paramount Resources Ltd.
C.H. (Clay) Riddell, Chairman and Chief Executive Officer
J.H.T. (Jim) Riddell, President and Chief Operating Officer
B.K. (Bernie) Lee, Chief Financial Officer
Phone: (403) 290-3600
Fax: (403) 262-7994

Notes:
(1) Gilbert Laustsen Jung Associates Ltd. (2004). Mackenzie Gas Project Gas Resource and Supply Study. Presented to the National Energy Board as part of the Mackenzie Valley pipeline application by Imperial Oil Resources Ventures Limited. Mackenzie Delta Resource is listed as Basin Margin and Listric Fault potential (p.30 & 36). Colville Lake Resource is listed as Cambrian Sandstone potential (p.41). The Mackenzie Evaluation is available on the National Energy Board's website at www.neb.gc.ca.

(2) “Raw Contingent Resources” are those quantities of produced gas prior to processing (which would extract saleable volumes of natural gas liquids and/or other gasses) estimated to be potentially recoverable from known accumulations but are classified as a resource rather than a reserve due to: lack of pipeline infrastructure, making the project uneconomic on a stand alone basis; potential regulatory issues with respect to the construction of the pipeline and facility infrastructure; lack of demonstrated intent to bring the volumes to market within a specific time frame; and insufficient drilling or technical data to be able to accurately estimate total pool productivity.

Forward-Looking Statements Advisory

This news release contains statements concerning estimated resources, the timing, method of implementation, effect and results of the proposed spinout transaction, the opportunities related to the Mackenzie Delta farm-in agreement, the effect on the success of the proposed Mackenzie Valley pipeline of Paramount entering into the joint venture agreement, Newco's future operations, prospects, management and staffing, or other expectations, plans, goals, objectives, assumptions, information or statements about future events, conditions, results of operations or performance that may constitute forward-looking statements or information under applicable securities legislation. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. The following assumptions have been made, in addition to any other assumptions identified in this news release: the ability of Newco to obtain equipment, services, personnel and supplies in a timely manner to carry out its activities; the ability of Newco and its industry partners to obtain drilling success consistent with expectations; the ability of Newco to market oil and natural gas successfully; the ability of Newco to secure adequate product transportation; the completion of the proposed Mackenzie Valley pipeline; the ability of Newco to obtain financing on acceptable terms; and future oil and gas prices.

Although Paramount believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Paramount can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand; risks and uncertainties involving the geology of oil and gas deposits; the uncertainty of resource estimates; the uncertainty of the results of exploration, development and drilling; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, foreign currency exchange rates and interest rates; Newco's ability to secure adequate product transportation; the possibility that governmental approvals may be delayed or withheld in respect of the Mackenzie Valley pipeline; uncertainties as to the availability and cost of financing to Newco; weather; and general economic and business conditions.

The forward-looking statements or information contained in this news release are made as of the date hereof and Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.